Exhibit 99.3

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SECTION B

STATISTICAL ANALYSIS

CONTENTS

Territorial Analysis of General Business Operations
Nine months to 30 September 2003	B 1
Reconciliation of Reserve Strengthening and Discontinued Operations	B 2
Third Quarter	B 3

United Kingdom General Business Operations
Nine months to 30 September 2003	B 4
Third Quarter	B 5

UK Personal General Business Operations Breakdown
Nine months to 30 September 2003	B 6
Third Quarter	B 7

Scandinavia General Business Operations
Nine months to 30 September 2003	B 8
Third Quarter	B 9

USA General Business Operations
Nine months to 30 September 2003	B 10
Third Quarter	B 11

International General Business Operations Breakdown
Nine months to 30 September 2003	B 12
Third quarter	B 13

International – Canada General Business Operations
Nine months to 30 September 2003	B 14
Third Quarter	B 15

Territorial Analysis of General Business Ongoing Operations
Nine months to 30 September 2003	B 16

United Kingdom General Business Ongoing Operations
Nine months to 30 September 2003	B 17

USA General Business Ongoing Operations
Nine months to 30 September 2003	B 18

International General Business Ongoing Operations
Nine months to 30 September 2003	B 19

Territorial Analysis of Life Business Operations
Life & Pensions	B 20

Statistical Analysis

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TERRITORIAL ANALYSIS OF GENERAL BUSINESS OPERATIONS

NINE MONTHS TO 30 SEPTEMBER
					Net Premiums Written
					2003	2002	2002	Currency
						Adjusted	Original	Inc/dec
					£m	£m	£m	%
United Kingdom					2,191	2,587	2,587	(15)
Scandinavia					915	801	717	14
USA					1,115	1,361	1,439	(17)
Canada					388	449	403	(13)
International					578	867	811	(33)
Australia & New Zealand					283	624	528	(54)
Group Reinsurance					4	2	2	88

					5,474	6,691	6,487	(18)

Less: Quota share portfolio transfer					(349)	(307)	(303)

					5,125	6,384	6,184

	Underwriting Result					Operating Ratio
	2003			2002	2002	2003		2002
				Adjusted	Original

	Accident Years					Accident Year

	Current	Prior	Total	Total	Total	Current	Total	Total
	£m	£m	£m	£m	£m	%	%	%
United Kingdom	70	(30)	40	(64)	(64)	96.7	98.0	101.8
Scandinavia	14	(17)	(3)	(49)	(44)	96.7	98.7	105.4
USA	(39)	(536)	(575)	(124)	(130)	100.2	141.1	109.2
Canada	—	(8)	(8)	(36)	(32)	98.4	100.4	108.6
International	16	14	30	(47)	(44)	97.0	94.9	104.7
Australia & New Zealand	16	(3)	13	21	18	94.6	95.7	95.3
Group Reinsurance	(7)	(20)	(27)	(1)	(1)

	70	(600)	(530)	(300)	(297)	97.5	108.1	104.0

Equalisation provision			(25)	(18)	(18)
Reorganisation costs & goodwill (refer to A6 and A7)			(150)	(33)	(33)

			(705)	(351)	(348)

							General Business Result
							(based on LTIR)
							2003	2002

							£m	£m
United Kingdom							262	212
Scandinavia							67	34
USA							(440)	39
Canada							33	10
International							85	40
Australia & New Zealand							35	67
Group Reinsurance							(36)	(19)

							6	383

Statistical Analysis	B1

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RECONCILIATION OF RESERVE STRENGTHENING AND DISCONTINUED OPERATIONS

NINE MONTHS TO 30 SEPTEMBER
	Net Premiums Written
	2003					2002	2002

					Ongoing	Adjusted	Original
	Published			Discontinued	Underlying
	NPW			NPW	NPW	Total	Total
	£m			£m	£m	£m	£m
UK personal	878			210	668	1,266	1,266
UK commercial	1,313			7	1,306	1,321	1,321
Scandinavia	915			—	915	801	717
USA	1,115			646	469	1,361	1,439
Canada	388			—	388	449	403
International	578			29	549	867	811
Australia & New Zealand	283			283	—	624	528
Group Reinsurance	4			—	4	2	2

	5,474			1,175	4,299	6,691	6,487
Less: Quota share portfolio transfer	(349)			—	(349)	(307)	(303)

	5,125			1,175	3,950	6,384	6,184

	Underwriting Result
	2003					2002	2002

			Pre		Ongoing	Adjusted	Original
	Published	Reserve	Strengthening	Discontinued	Underlying
	Result	Strengthening	Result	Result	Result	Total	Total
	£m	£m	£m	£m	£m	£m	£m
UK personal	(18)	14	(32)	(15)	(17)	(79)	(79)
UK commercial	58	(25)	83	(63)	146	15	15
Scandinavia	(3)	(10)	7	—	7	(49)	(44)
USA	(575)	(458)	(117)	(112)	(5)	(124)	(130)
Canada	(8)	(4)	(4)	—	(4)	(36)	(32)
International	30	(1)	31	—	31	(47)	(44)
Australia & New Zealand	13	—	13	13	—	21	18
Group Reinsurance	(27)	(16)	(11)	—	(11)	(1)	(1)

	(530)	(500)	(30)	(177)	147	(300)	(297)
Equalisation provision	(25)	—	(25)	—	(25)	(18)	(18)
Reorganisation costs & goodwill (refer to A6 and A7)	(150)	—	(150)	—	(150)	(33)	(33)

	(705)	(500)	(205)	(177)	(28)	(351)	(348)

	Operating Ratio
	2003						2002

			Pre		Ongoing		Original
	Published	Reserve	Strengthening	Discontinued	Underlying
	Result	Strengthening	Result	Result	Result		Total
	%	%	%	%	%		%
UK personal	101.3	(1.3)	102.6	104.3	101.7		107.2
UK commercial	95.3	1.9	93.4	872.0	88.5		97.0
Scandinavia	98.7	1.2	97.5	—	97.5		105.4
USA	141.1	33.7	107.4	112.1	97.7		109.2
Canada	100.4	1.0	99.4	—	99.4		108.6
International	94.9	0.2	94.7	110.2	94.2		104.7
Australia & New Zealand	95.7	—	95.7	95.7	—		95.3
Group Reinsurance

	108.1	8.5	99.6	111.0	95.2		104.0

The difference between the 95.2% quoted above for the ongoing underlying result and the 96.4% quoted on page B16 is the share of the £500m reserve strengthening relating to the ongoing operations.

Statistical Analysis	B2

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TERRITORIAL ANALYSIS OF GENERAL BUSINESS OPERATIONS

THIRD QUARTER

		Net Premiums Written
		2003	2002	Currency
				Inc/dec
		£m	£m	%
United Kingdom		776	770	1
Scandinavia		258	197	6
USA		121	436	(71)
Canada		134	128	(18)
International		180	195	(25)
Australia & New Zealand		—	184	(100)
Group Reinsurance		2	—	160

		1,471	1,910	(27)

	Underwriting Result		Operating Ratio
	2003	2002	2003	2002
	£m	£m	%	%
United Kingdom	2	(11)	100.0	101.5
Scandinavia	(3)	(17)	103.5	109.4
USA	(496)	(29)	226.8	105.8
Canada	(5)	(3)	99.0	104.6
International	11	(9)	96.0	106.2
Australia & New Zealand	—	7	—	92.2
Group Reinsurance	(18)	(1)	—	—

	(509)	(63)	128.4	103.0

Equalisation provision	(10)	(9)
Other items (refer to A6 and A7)	(47)	(13)

	(566)	(85)

			General Business Result
			(based on LTIR)
			2003	2002
			£m	£m
United Kingdom			78	81
Scandinavia			26	8
USA			(458)	17
Canada			9	11
International			32	18
Australia & New Zealand			—	23
Group Reinsurance			(19)	(7)

			(332)	151

Statistical Analysis	B3

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UNITED KINGDOM GENERAL BUSINESS OPERATIONS BREAKDOWN

NINE MONTHS TO 30 SEPTEMBER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2003	2002	Inc/dec	2003	2002	2003	2002
	£m	£m	%	£m	£m	%	%
Personal
Household	667	651	3	(1)	(62)	100.0	111.6
Motor	298	380	(22)	(22)	(29)	106.3	107.7
Other*	(87)	235	(137)	5	12	93.5	94.5

	878	1,266	(31)	(18)	(79)	101.3	107.2

Commercial
Property	582	620	(6)	109	41	81.1	89.6
Casualty	255	227	12	(26)	(19)	111.4	108.5
Motor	346	373	(7)	26	14	91.9	95.3
Other	130	101	29	(51)	(21)	134.0	105.1

	1,313	1,321	(1)	58	15	95.3	97.0

Total	2,191	2,587	(15)	40	(64)	98.0	101.8

						General Business Result
						(based on LTIR)
						2003	2002
						£m	£m
Personal						55	17
Commercial						207	195

						262	212

Operating Ratio		Personal		Commercial		Total
		2003	2002	2003	2002	2003	2002
		%	%	%	%	%	%
Claims ratio		64.7	72.8	70.5	73.1	67.9	73.0
Expense ratio		36.6	34.4	24.8	23.9	30.1	28.8

		101.3	107.2	95.3	97.0	98.0	101.8

* Premium impacted by a one off reinsurance premium to cover the existing liabilities of the Healthcare and Assistance operation from the completion of its disposal.

Statistical Analysis	B4

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UNITED KINGDOM GENERAL BUSINESS OPERATIONS BREAKDOWN

THIRD QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2003	2002	Inc/dec	2003	2002	2003	2002
	£m	£m	%	£m	£m	%	%
Personal
Household	233	249	(6)	(6)	(21)	101.6	112.6
Motor	97	120	(19)	(4)	(9)	104.2	108.4
Other	10	45	(78)	—	7	113.2	100.4

	340	414	(18)	(10)	(23)	103.0	109.5

Commercial
Property	176	193	(9)	41	6	80.4	94.6
Casualty	108	88	23	(20)	(8)	128.3	110.6
Motor	113	127	(10)	8	13	92.2	87.6
Other	39	(52)	176	(17)	1	133.1	92.6

	436	356	22	12	12	97.0	94.6

Total	776	770	1	2	(11)	100.0	101.5

						General Business Result
						(based on LTIR)
						2003	2002
						£m	£m
Personal						14	9
Commercial						64	72

						78	81

Operating Ratio		Personal		Commercial		Total
		2003	2002	2003	2002	2003	2002
		%	%	%	%	%	%
Claims ratio		63.7	72.7	72.6	70.1	68.9	71.3
Expense ratio		39.3	36.8	24.4	24.5	31.1	30.2

		103.0	109.5	97.0	94.6	100.0	101.5

Statistical Analysis	B5

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UK PERSONAL GENERAL BUSINESS OPERATIONS BREAKDOWN

NINE MONTHS TO 30 SEPTEMBER
Personal Intermediated
		Net Written Premium			Underwriting Result		Operating Ratio
		2003	2002	Inc/Dec	2003	2002	2003	2002
		£m	£m	%	£m	£m	%	%
Household		568	573	(1)	2	(49)	100.2	110.4
Motor		138	243	(43)	(14)	(23)	109.3	109.3
Other		4	26	(85)	(1)	(1)	100.9	108.3

		710	842	(16)	(13)	(73)	103.0	110.1
MORE TH>N
Household		99	78	27	(3)	(13)	99.8	119.6
Motor		160	137	17	(8)	(6)	102.2	104.6
Other		11	11	—	(1)	—	122.0	115.9

		270	226	19	(12)	(19)	102.1	110.4
Health
Other*		(102)	198	(152)	7	13	88.1	91.4

		(102)	198	(152)	7	13	88.1	91.4
Personal Total
Household		667	651	3	(1)	(62)	100.0	111.6
Motor		298	380	(22)	(22)	(29)	106.3	107.7
Other*		(87)	235	(137)	5	12	93.5	94.5

		878	1,266	(31)	(18)	(79)	101.3	107.2

Operating Ratio	UK PI		MORE TH>N		Health		Total
	2003	2002	2003	2002	2003	2002	2003	2002
	%	%	%	%	%	%	%	%
Claims ratio	61.4	74.4	74.1	72.4	68.2	66.5	64.7	72.8
Expense ratio	41.6	35.7	28.0	38.0	19.9	24.9	36.6	34.4

	103.0	110.1	102.1	110.4	88.1	91.4	101.3	107.2

* Premium impacted by a one off reinsurance premium to cover the existing liabilities of the Healthcare and Assistance operation from the completion of its disposal.

Statistical Analysis	B6

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UK PERSONAL GENERAL BUSINESS OPERATIONS BREAKDOWN

THIRD QUARTER

Personal Intermediated		Net Written Premium			Underwriting Result		Operating Ratio
		2003	2002	Inc/Dec	2003	2002	2003	2002
		£m	£m	%	£m	£m	%	%
Household		199	222	(10)	(3)	(17)	101.3	111.9
Motor		46	76	(39)	(3)	(6)	106.0	107.6
Other		4	3	33	—	—	96.2	111.3

		249	301	(17)	(6)	(23)	102.6	111.2
MORE TH>N
Household		34	27	26	(3)	(4)	104.4	118.3
Motor		51	44	16	(1)	(3)	102.1	109.3
Other		4	4	—	—	—	121.6	117.1

		89	75	19	(4)	(7)	103.9	112.9
Health
Other		2	38	(95)	—	7	130.0	97.9

		2	38	(95)	—	7	130.0	97.9
Personal Total
Household		233	249	(6)	(6)	(21)	101.6	112.6
Motor		97	120	(19)	(4)	(9)	104.2	108.4
Other		10	45	(78)	—	7	113.2	100.4

		340	414	(18)	(10)	(23)	103.0	109.5

Operating Ratio	UK PI		MORE TH>N		Health		Total
	2003	2002	2003	2002	2003	2002	2003	2002
	%	%	%	%	%	%	%	%
Claims ratio	58.3	74.9	78.2	73.9	100.0	61.3	63.7	72.7
Expense ratio	44.3	36.3	25.7	39.0	30.0	36.6	39.3	36.8

	102.6	111.2	103.9	112.9	130.0	97.9	103.0	109.5

Statistical Analysis	B7

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SCANDINAVIA GENERAL BUSINESS OPERATIONS BREAKDOWN

NINE MONTHS TO 30 SEPTEMBER

	Net Premiums Written				Underwriting Result			Operating Ratio
	2003	2002	2002	Currency	2003	2002	2002	2003	2002
		Adjusted	Original	Inc/dec		Adjusted	Original
	£m	£m	£m	%	£m	£m	£m	%	%
Personal
Denmark	144	138	123	5	(1)	(8)	(8)	100.2	105.7
Sweden	277	243	217	14	(15)	(10)	(8)	104.7	103.6
Other	42	42	38	—	—	—	—	96.8	98.2

	463	423	378	10	(16)	(18)	(16)	102.7	103.9

Commercial
Denmark	200	180	162	11	8	(10)	(9)	93.0	103.8
Sweden	227	173	155	31	4	(20)	(18)	95.8	112.4
Other	25	25	22	(1)	1	(1)	(1)	96.6	99.2

	452	378	339	19	13	(31)	(28)	94.5	107.4

Total
Denmark	344	318	285	8	7	(18)	(17)	96.0	104.6
Sweden	504	416	372	21	(11)	(30)	(26)	100.9	106.9
Other	67	67	60	—	1	(1)	(1)	96.7	98.5

	915	801	717	14	(3)	(49)	(44)	98.7	105.4

								General Business Result
								(based on LTIR)
								2003	2002
								£m	£m
Personal								22	25
Commercial								45	9

								67	34

Operating Ratio				Personal		Commercial		Total
				2003	2002	2003	2002	2003	2002
				%	%	%	%	%	%
Claims ratio				83.2	83.4	76.7	89.5	80.1	86.1
Expense ratio				19.5	20.5	17.8	17.9	18.6	19.3

				102.7	103.9	94.5	107.4	98.7	105.4

Statistical Analysis	B8

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SCANDINAVIA GENERAL BUSINESS OPERATIONS BREAKDOWN

THIRD QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2003	2002	Currency	2003	2002	2003	2002
			Inc/dec
	£m	£m	%	£m	£m	%	%
Personal
Denmark	38	34	(11)	—	(5)	105.8	113.1
Sweden	100	74	13	(11)	(1)	111.2	101.5
Other	13	10	4	—	1	98.9	95.0

	151	118	5	(11)	(5)	107.8	104.0

Commercial
Denmark	49	41	(3)	3	(5)	95.7	114.0
Sweden	51	32	24	4	(7)	103.4	121.3
Other	7	6	(12)	1	—	96.4	101.1

	107	79	8	8	(12)	99.5	116.4

Total
Denmark	87	75	(6)	3	(10)	100.1	113.6
Sweden	151	106	16	(7)	(8)	106.5	108.5
Other	20	16	(2)	1	1	97.7	97.3

	258	197	6	(3)	(17)	103.5	109.4

						General Business Result
						(based on LTIR)
						2003	2002
						£m	£m
Personal						4	8
Commercial						22	—

						26	8

Operating Ratio		Personal		Commercial		Total
		2003	2002	2003	2002	2003	2002
		%	%	%	%	%	%
Claims ratio		86.8	84.6	73.2	93.9	80.3	88.7
Expense ratio		21.0	19.4	26.3	22.5	23.2	20.7

		107.8	104.0	99.5	116.4	103.5	109.4

Statistical Analysis	B9

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USA GENERAL BUSINESS OPERATIONS BREAKDOWN

NINE MONTHS TO 30 SEPTEMBER

	Net Premiums Written				Underwriting Result			Operating Ratio
	2003		2002	Inc/dec	2003		2002	2003	2002
	$m		$m	%	$m		$m	%	%
Personal
Household	150		126	19	(10)		15	106.1	87.3
Automobile	483		460	5	32		(2)	93.6	100.6

	633		586	8	22		13	96.4	97.9

Commercial
Property	143		332	(57)	23		10	90.8	95.7
Package	270		259	4	(22)		(89)	104.8	144.1
Automobile	166		163	2	(1)		(3)	100.2	102.8
Workers’ comp	430		555	(22)	(391)		(58)	177.5	111.6
General liability	209		364	(43)	(586)		(77)	279.0	118.6

	1,218		1,673	(27)	(977)		(217)	158.4	113.2

Total	1,851		2,259	(17)	(955)		(204)	141.1	109.2

	£m	£m	£m	%	£m	£m	£m	%	%
		Adjusted	Original			Adjusted	Original
Personal	381	353	373	8	13	7	8	96.4	97.9
Commercial	734	1,008	1,066	(27)	(588)	(131)	(138)	158.4	113.2

	1,115	1,361	1,439	(17)	(575)	(124)	(130)	141.1	109.2

								General Business Result
								(based on LTIR)
								2003	2002
								$m	$m
Personal								59	53
Commercial								(790)	9

								(731)	62

Operating Ratio				Personal		Commercial		Total
				2003	2002	2003	2002	2003	2002
				%	%	%	%	%	%
Claims ratio				69.1	71.8	127.7	80.0	111.4	77.9
Expense ratio				27.3	26.1	30.7	33.2	29.7	31.3

				96.4	97.9	158.4	113.2	141.1	109.2

Statistical Analysis	B10

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USA GENERAL BUSINESS OPERATIONS BREAKDOWN

THIRD QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2003	2002	Inc/dec	2003	2002	2003	2002
	$m	$m	%	$m	$m	%	%
Personal
Household	55	48	15	(7)	5	113.1	87.2
Automobile	160	149	7	23	(3)	85.0	102.7

	215	197	9	16	2	91.8	99.4

Commercial
Property	(155)	85	(282)	6	(23)	76.8	108.7
Package	75	95	(16)	(19)	(9)	115.1	107.7
Automobile	44	55	(9)	1	—	97.0	101.3
Workers’ comp	71	170	(58)	(337)	(8)	323.3	108.1
General liability	(38)	133	(35)	(492)	(12)	765.7	110.3

	(3)	538	(101)	(841)	(52)	291.9	107.9

Total	212	735	(71)	(825)	(50)	226.8	105.8

	£m	£m	%	£m	£m	%	%
Personal	127	117	9	10	1	91.8	99.4
Commercial	(6)	319	(101)	(506)	(30)	291.9	107.9

	121	436	(71)	(496)	(29)	226.8	105.8

						General Business Result
						(based on LTIR)
						2003	2002
						$m	$m
Personal						28	15
Commercial						(789)	14

						(761)	29

Operating Ratio		Personal		Commercial		Total
		2003	2002	2003	2002	2003	2002
		%	%	%	%	%	%
Claims ratio		64.5	72.1	257.5	73.0	195.1	72.8
Expense ratio		27.3	27.3	34.4	34.9	31.7	33.0

		91.8	99.4	291.9	107.9	226.8	105.8

Statistical Analysis	B11

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INTERNATIONAL GENERAL BUSINESS OPERATIONS BREAKDOWN

NINE MONTHS TO 30 SEPTEMBER

Personal	Net Premiums Written				Underwriting Result			Operating Ratio
	2003	2002	2002	Currency	2003	2002	2002	2003	2002
		Adjusted	Original	Inc/dec		Adjusted	Original
	£m	£m	£m	%	£m	£m	£m	%	%
Other Europe & Middle East	171	339	307	(49)	9	(21)	(19)	95.4	105.9
LAC	67	65	65	4	1	(1)	(1)	96.1	101.8
Asia	37	40	39	(7)	7	(3)	(3)	84.7	109.3

	275	444	411	(38)	17	(25)	(23)	93.9	105.0

Commercial
Other Europe & Middle East	153	266	240	(43)	7	(16)	(15)	95.8	105.6
LAC	99	101	102	(2)	10	3	3	89.9	96.6
Asia	51	56	58	(9)	(4)	(9)	(9)	107.3	113.5

	303	423	400	(28)	13	(22)	(21)	95.8	104.3

Total
Other Europe & Middle East	324	605	547	(46)	16	(37)	(34)	95.5	105.8
LAC	166	166	167	0	11	2	2	92.4	98.6
Asia	88	96	97	(8)	3	(12)	(12)	96.2	110.5

	578	867	811	(33)	30	(47)	(44)	94.9	104.7

								General Business Result
								(based on LTIR)
								2003	2002
Personal								£m	£m
Other Europe & Middle East								28	12
LAC								5	5
Asia								8	—

								41	17

Commercial
Other Europe & Middle East								24	14
LAC								16	11
Asia								4	(2)

								44	23

Total
Other Europe & Middle East								52	26
LAC								21	16
Asia								12	(2)

								85	40

Operating Ratio				Personal		Commercial		Total
				2003	2002	2003	2002	2003	2002
				%	%	%	%	%	%
Claims ratio				61.3	70.9	60.5	70.1	60.9	70.5
Expense ratio				32.6	34.1	35.3	34.2	34.0	34.2

				93.9	105.0	95.8	104.3	94.9	104.7

Statistical Analysis	B12

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INTERNATIONAL GENERAL BUSINESS OPERATIONS BREAKDOWN

THIRD QUARTER
Personal
	Net Premiums Written			Underwriting Result		Operating Ratio
	2003	2002	Inc/dec	2003	2002	2003	2002
	£m	£m	%	£m	£m	%	%
Other Europe & Middle East	56	76	(39)	5	2	92.2	97.9
LAC	21	20	(12)	—	—	98.5	100.0
Asia	13	12	(11)	3	(1)	80.5	108.5

	90	108	(31)	8	1	91.9	99.7

Commercial
Other Europe & Middle East	47	47	(22)	3	(10)	98.0	120.9
LAC	27	25	(18)	2	1	94.6	96.2
Asia	16	15	(8)	(2)	(1)	114.9	105.7

	90	87	(19)	3	(10)	100.0	113.3

Total
Other Europe & Middle East	103	123	(32)	8	(8)	94.7	107.8
LAC	48	45	(15)	2	1	96.2	97.8
Asia	29	27	(9)	1	(2)	98.4	107.2

	180	195	(25)	11	(9)	96.0	106.2

Personal						General Business Result
						(based on LTIR)
						2003	2002
						£m	£m
Other Europe & Middle East						12	12
LAC						2	1
Asia						2	—

						16	13

Commercial
Other Europe & Middle East						8	—
LAC						4	4
Asia						4	1

						16	5

Total
Other Europe & Middle East						20	12
LAC						6	5
Asia						6	1

						32	18

Operating Ratio		Personal		Commercial		Total
		2003	2002	2003	2002	2003	2002
		%	%	%	%	%	%
Claims ratio		59.3	65.0	59.6	74.3	59.5	69.6
Expense ratio		32.6	34.7	40.4	39.0	36.5	36.6

		91.9	99.7	100.0	113.3	96.0	106.2

Statistical Analysis	B13

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INTERNATIONAL – CANADA GENERAL BUSINESS OPERATIONS BREAKDOWN

NINE MONTHS TO 30 SEPTEMBER 2003

	Net Premiums Written				Underwriting Result			Operating Ratio
	2003		2002	Inc/dec	2003		2002	2003	2002
	C$m		C$m	%	C$m		C$m	%	%
Personal
Household	184		196	(6)	1		(2)	97.6	102.1
Motor	461		462	(0)	(8)		(51)	99.0	112.4

	645		658	(2)	(7)		(53)	98.3	109.4

Commercial
Property	53		83	(36)	3		(1)	100.5	102.3
Motor	86		153	(44)	(10)		(20)	114.5	113.4
General liability	43		70	(38)	(7)		(12)	117.1	116.9
Other	42		40	5	3		6	91.5	85.8

	224		346	(35)	(11)		(27)	108.1	107.7

Total	869		1,004	(13)	(18)		(80)	100.4	108.6

	£m	£m Adjusted	£m Original	%	£m	£m Adjusted	£m Original	%	%
Personal	288	294	264	(2)	(3)	(24)	(21)	98.3	109.4
Commercial	100	155	139	(35)	(5)	(12)	(11)	108.1	107.7

	388	449	403	(13)	(8)	(36)	(32)	100.4	108.6

								General Business Result
								(based on LTIR)
								2003	2002
								C$m	C$m
Personal								43	(2)
Commercial								30	27

								73	25

Operating Ratio				Personal		Commercial		Total
				2003	2002	2003	2002	2003	2002
				%	%	%	%	%	%
Claims ratio				75.8	82.7	66.5	70.4	73.0	78.3
Expense ratio				22.5	26.7	41.6	37.3	27.4	30.3

				98.3	109.4	108.1	107.7	100.4	108.6

Statistical Analysis	B14

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INTERNATIONAL – CANADA GENERAL BUSINESS OPERATIONS BREAKDOWN

THIRD QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2003	2002	Inc/dec	2003	2002	2003	2002
	C$m	C$m	%	C$m	C$m	%	%
Personal
Household	70	85	(17)	(5)	—	100.9	100.2
Motor	162	173	(7)	3	(21)	92.8	113.6

	232	258	(10)	(2)	(21)	95.6	110.2

Commercial
Property	15	27	(45)	(2)	2	113.6	99.7
Motor	28	46	(40)	(2)	—	112.9	105.2
General liability	12	20	(37)	(5)	5	127.8	86.0
Other	14	14	4	1	2	93.4	89.6

	69	107	(35)	(8)	9	111.6	97.6

Total	301	365	(18)	(10)	(12)	99.0	104.6

	£m	£m	%	£m	£m	%	%
Personal	105	92	(10)	(1)	(7)	95.6	110.2
Commercial	29	36	(35)	(4)	4	111.6	97.6

	134	128	(18)	(5)	(3)	99.0	104.6

						General Business Result
						(based on LTIR)
						2003	2002
						C$m	C$m
Personal						17	(2)
Commercial						4	29

						21	27

Operating Ratio		Personal		Commercial		Total
		2003	2002	2003	2002	2003	2002
		%	%	%	%	%	%
Claims ratio		75.8	84.4	69.9	56.6	74.1	74.3
Expense ratio		19.8	25.8	41.7	41.0	24.9	30.3

		95.6	110.2	111.6	97.6	99.0	104.6

Statistical Analysis	B15

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TERRITORIAL ANALYSIS OF GENERAL BUSINESS ONGOING OPERATIONS

NINE MONTHS TO 30 SEPTEMBER

	Net Premiums Written	Underwriting Result	Operating Ratio
	2003	2003	2003
	£m	£m	%

United Kingdom	1,974	128	93.1
Scandinavia	915	(3)	98.7
USA	469	(5)	97.7
Canada	388	(8)	100.4
International	549	30	94.4
Australia & New Zealand	—	—	—
Group Reinsurance	4	(27)	—

	4,299	115	96.2

Discontinued business	1,175	(177)	111.0
Reserve strengthening on discontinued business	—	(468)	—

	5,474	(530)	108.1

Please refer to page A9 for a list of businesses excluded from this analysis.

Statistical Analysis	B16

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UNITED KINGDOM GENERAL BUSINESS ONGOING OPERATIONS BREAKDOWN

NINE MONTHS TO 30 SEPTEMBER

	Net Premiums Written	Underwriting Result	Operating Ratio
	2003	2003	2003
	£m	£m	%
Personal
Household	362	6	97.9
Motor	291	(8)	101.4
Other	15	(3)	110.6

	668	(5)	99.7

Commercial
Property	581	110	81.0
Casualty	255	(26)	111.4
Motor	346	27	91.9
Other	124	22	87.5

	1,306	133	89.7

Total	1,974	128	93.1

Discontinued business	217	(78)	119.3
Reserve strengthening on discontinued business	—	(10)	—

	2,191	40	98.0

Operating Ratio	Personal	Commercial	Total
	2003	2003	2003
	%	%	%
Claims ratio	67.2	65.2	65.9
Expense ratio	32.5	24.5	27.2

	99.7	89.7	93.1

Please refer to page A9 for a list of businesses excluded from this analysis.

Statistical Analysis	B17

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USA GENERAL BUSINESS ONGOING OPERATIONS BREAKDOWN

NINE MONTHS TO 30 SEPTEMBER

	Net Premiums Written	Underwriting Result	Operating Ratio
	2003	2003	2003
	$m	$m	%
Personal
Household	—	—	—
Automobile	297	16	94.6

	297	16	94.6

Commercial
Property	17	(4)	126.3
Package	162	13	86.3
Automobile	70	—	95.0
Workers’ comp	85	—	80.2
General liability	148	(33)	121.3

	482	(24)	100.3

Total	779	(8)	97.7

Discontinued business	1,072	(186)	112.1
Reserve strengthening on discontinued business	—	(761)	—

	1,851	(955)	141.1

	£m	£m	%

Personal	179	10	94.6
Commercial	290	(15)	100.3

	469	(5)	97.7

Discontinued business	646	(112)	112.1
Reserve Strengthening on discontinued business	—	(458)	—

	1,115	(575)	141.1

Operating Ratio	Personal	Commercial	Total
	2003	2003	2003
	%	%	%
Claims ratio	70.0	75.8	73.1
Expense ratio	24.6	24.5	24.6

	94.6	100.3	97.7

Please refer to page A9 for a list of businesses excluded from this analysis

Statistical Analysis	B18

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INTERNATIONAL GENERAL BUSINESS ONGOING OPERATIONS BREAKDOWN

NINE MONTHS TO 30 SEPTEMBER

Personal	Net Premiums Written	Underwriting Result	Operating Ratio
	2003	2003	2003
	£m	£m	%

Other Europe & Middle East	170	9	95.0
LAC	58	1	95.8
Asia	37	8	84.7

	265	18	93.5

Commercial
Other Europe & Middle East	147	8	95.0
LAC	86	9	87.2
Asia	51	(5)	107.6

	284	12	95.1

Total
Other Europe & Middle East	317	17	95.0
LAC	144	10	90.7
Asia	88	3	96.3

	549	30	94.4

Discontinued business	29	—	110.2
Reserve strengthening on discontinued business	—	—	—

	578	30	94.9

Operating Ratio	Personal	Commercial	Total
	2003	2003	2003
	%	%	%
Claims ratio	61.7	61.9	61.8
Expense ratio	31.8	33.2	32.6

	93.5	95.1	94.4

Please refer to page A9 for a list of businesses excluded from this analysis.

Statistical Analysis	B19

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TERRITORIAL ANALYSIS OF LIFE BUSINESS OPERATIONS

LIFE & PENSIONS

Net Premiums Written	Nine Months to 30 September				Third Quarter
	2003	2002	2002	Currency	2003	2002
		Adjusted	Original	Inc/dec
	£m	£m	£m	%	£m	£m
United Kingdom	725	945	945	(23)	250	320
Scandinavia	212	180	161	18	77	50
Other	187	561	529	(67)	40	123

	1,124	1,686	1,635	(33)	367	493

Life Business Result	Nine Months to 30 September				Third Quarter
	2003	2002	2002	Currency	2003	2002
		Adjusted	Original	Inc/dec		Adjusted
	£m	£m	£m	%	£m	£m
United Kingdom	67	79	79	(15)	23	23
Scandinavia	24	24	21	(1)	8	4
Other	16	38	34	(58)	1	3

	107	141	134	(24)	32	30
Other items (refer to A6 and A7)	(5)	(10)	(9)	49	—	(2)

	102	131	125	(22)	32	28

SHAREHOLDERS’ INTEREST IN LONG TERM BUSINESS				9 Months	9 Months	12 Months
				2003	2002	2002
				(unaudited)	(unaudited)	(unaudited)
				£m	£m	£m
Balance brought forward				1,874	2,503	2,503

Exchange				60	(24)	(2)
Movements for the year				(246)	(329)	(180)
Dividends and transfers				(78)	(61)	(109)
Capital injections				47	30	(49)
Acquisitions				—	6	(136)
Disposals				(262)	(137)	(153)

Balance carried forward				1,395	1,988	1,874

Statistical Analysis	B20